[White & Lee LLP]
November 12, 2008
Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention; Jay Ingram, Staff Attorney
     Re: Foundry Networks, Inc.
Dear Mr. Ingram:
     Further to my conversation earlier today with a representative of your office, on behalf of Foundry Networks, Inc. (“Foundry”), we respectfully supplement Foundry’s correspondence filing of November 10, 2008 by submitting for your consideration the attached proposed revised proxy card (the “Revised Proxy Card”). Foundry proposes to deliver the Revised Proxy Card, together with the definitive revised proxy materials transmitted to you on November 10, 2008, to its stockholders in connection with a special meeting of Foundry stockholders to be called to approve a proposal to adopt the Agreement and Plan of Merger dated as of July 21, 2008, as amended by Amendment No. 1 to Agreement and Plan of Merger dated November 7, 2008, among Foundry, Brocade Communications Systems, Inc. (“Brocade”) and a wholly owned subsidiary of Brocade, pursuant to which a wholly owned subsidiary of Brocade would be merged with and into Foundry.
     Please direct any questions or comments regarding this submission to Kristen Kercher, White & Lee, LLP, at (603) 488-1460 or by facsimile to (650) 298-6099 or Steven Tonsfeldt, White & Lee, LLP, at (650) 298-6006 or by facsimile at (650) 298-6099. Thank you again for your assistance in this matter.

Sincerely,
/s/ Kristen D. Kercher

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on December 19, 2008.

Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/FDRY**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — THE DIRECTORS RECOMMEND A VOTE "FOR" ITEMS 1 and 2.

	For	Against	Abstain
1. To approve a proposal to adopt the Agreement and Plan of Merger, dated as of July 21, 2008, as amended by Amendment No. 1 to Agreement and Plan of Merger dated November 7, 2008, among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade Communications Systems, Inc., and Foundry Networks, Inc.	☐	☐	☐
2. To approve the adjournment of the special meeting to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above.	☐	☐	☐

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR items 1 and 2.** If any other matters properly came before the meeting, the person named in this proxy will vote in their discretion.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — FOUNDRY NETWORKS, INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FOUNDRY NETWORKS, INC., FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD DECEMBER 19, 2008 The undersigned stockholder of Foundry Networks, Inc., a Delaware corporation (the “Company”) hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and Proxy Statement, each dated December 19, 2008, and hereby appoints Bobby R. Johnson, Jr. and Daniel W. Fairfax or either of them, proxies and attorneys-in-fact, with full power to each substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Stockholders of Foundry Networks, Inc. to be held on Friday, December 19, 2008 at 10:00 a.m., local time, at the Hilton Santa Clara Hotel, 4949 Great America Parkway, Santa Clara, CA 95054 and at any adjournment or postponement thereof, and to vote all shares of common stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ADOPTION OF THE AGREEMENT AND PLAN OF MERGER, AS AMENDED BY AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER; AND (2) FOR ADJOURNMENT OF THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE SPECIAL MEETING TO APPROVE THE FIRST PROPOSAL, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IF YOU HAVE PREVIOUSLY RETURNED AN EXECUTED PROXY CARD TO US, OR PREVIOUSLY GRANTED YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET, YOU WILL NEED TO COMPLETE AND MAIL TO US THE ENCLOSED PROXY CARD, GRANT YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET, OR ATTEND AND VOTE IN PERSON AT THE SPECIAL MEETING. PROXIES FROM THE PREVIOUS MAILING ARE VOID AND THOSE THAT WERE PREVIOUSLY RETURNED OR GRANTED TO US WILL NOT BE COUNTED.